UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 30, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Directors
: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, R Dañino*,
A R Hill
≠
, D L Lazaro^, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary: KE Robinson
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za
Investor Enquiries
Willie Jacobsz
Tel
+27 11 562 9775
Mobile     +27 82 971 9238
email
Willie.Jacobsz@
goldfields.co.za
Remmy Kawala
Tel
+27 11 562 9844
Mobile     +27 82 312 8692
email
Remmy.Kawala@
goldfields.co.za

Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile     +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
GOLD FIELDS TO RELEASE
Q1 2013 RESULTS ON 10 May 2013
Johannesburg, 30 April 2013. Gold Fields Limited (Gold Fields) (JSE,
NYSE, NASDAQ Dubai: GFI) will publish its results for the March 2013
quarter on the company’s website    www.goldfields.co.za
www.goldfields.co.za
 - at 08:00 am
(SA time) on Friday, 10 May 2013. A telephone conference call has been scheduled at the times indicated below:
Johannesburg:
16:00
hours
For United Kingdom:
15:00
hours (BST)
For North America:
10:00
hours, (Eastern time)
DIAL IN NUMBERS
Country
Toll Number
Toll-free Number
South Africa 011 535-3600 0 800 200-648
USA +1 412 858-4600 1 800 860-2442
Australia
1 800 350-100
United Kingdom
0 800 917-7042
0 808 162-4061
Canada 1 866 605 3852
Ask for Gold Fields call
A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)
South Africa & Other: +27 11 305 2030
USA: +1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250
Investor contacts:
Willie Jacobsz Phone: RSA +27 82 971 9238
willie.jacobsz@goldfields.co.za
Remmy Kawala Phone: RSA +27 82 971 9238
remmy.kawala@goldfields.co.za
Francie Whitley Phone: RSA +27 82 321-7344
franciew@goldfields.co.za
Media contact:
Sven Lunsche Phone: RSA +27 83 260-9279
sven.lunsche@goldfields.co.za
ends

Notes to editors

About Gold Fields
Gold Fields (following the unbundling of Sibanye Gold) is a large unhedged producer of gold with attributable annual production of approximately 2 million gold ounces from six operating mines in Australia, Ghana, Peru and South Africa. The new Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility. The new Gold Fields has total attributable gold Mineral Reserves of 54.9 million ounces and Mineral Resources of 125.5 million ounces. Gold Fields is listed on the
JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss
Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South Africa into a separately listed company,
Sibanye Gold
Sponsor: J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 30 April 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer